FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, November 2, 2022

Ger. Gen. No. 14/2022

Ms. Solange Berstein Jáuregui

Chairwoman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

Ref: Significant Event

Dear Madam,

In accordance with articles 9 and 10, paragraph two, under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission, I, duly authorized, hereby inform you that today Enel Américas S.A. (the “Company”) filed Form 15F with the U.S. Securities and Exchange Commission to voluntarily deregister the Company from Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and terminate its disclosure obligations under Section 13(a) and Section 15(d) of the Exchange Act. Consequently, the Company will cease to disclose its annual report on Form 20-F and significant events on Forms 6-K.

The deregistration under the Exchange Act is expected to become effective within 90 calendar days (January 31, 2023) as of the filing of Form 15F.

It should be noted that the Company submitted its request to delist from the New York Stock Exchange on June 10, 2022, becoming effective on June 20, 2022. Subsequently, the Company’s American Depositary Shares program terminated on July 21, 2022, which was duly communicated as a significant event.

The Company will continue with its registered shares listed on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange.

Yours truly,

Maurizio Bezzeccheri

Chief Executive Officer

Enel Américas S.A.

cc.:	Banco Central de Chile (Central Bank of Chile)
Bolsa de Comercio de Santiago (Santiago Stock Exchange)
Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)
Banco Santander Santiago - Representante de Tenedores de Bonos (Local Bondholders Representative)
Depósito Central de Valores SA (Central Securities Depositary)
Comisión Clasificadora de Riesgo (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: November 2, 2022